FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JUNE 5, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group

Shareholder Information

Telekom Austria Group: mobilkom austria increases stake in VIPnet to 99%

Vienna, June 4, 2003: Telekom Austria (VSE:TKA; NYSE:TKA) announces that its mobile subsidiary, mobilkom austria, enters into an agreement with Western Wireless International to purchase their 19% interest in VIPnet today. This acquisition will increase mobilkom austria’s stake in VIPnet to 99%, from 80%. Vecernji List, a Croatian publishing house, owns the remaining 1%.

The purchasing price for the 19% stake amounts to EUR 59.3million. The completion of the transaction is conditional, among other things, upon receiving prior consent from VIPnet’s senior lenders. The closing is expected to take place within 30 days.

First launched in July 1999 VIPnet is the leading mobile operator in Croatia with over 1.1 million subscribers and a market share of 50.3% at the end of March 2003. VIPnet has a strong track record: it became GSM market leader within 6 months of operations, achieved a positive EBITDA in the third quarter after the launch and a positive net result already in the financial year 2000.

With the exit of Western Wireless International, mobilkom austria is now able to further integrate VIPnet’s operations into the activities of the mobilkom austria group and strengthen its international footprint.

Contacts:

Josef Kerekes
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: josef.kerekes@telekom.at

1

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: June 5, 2003